Exhibit (h)(9)

Form of Appendix A to Operating Expenses Agreement

Effective February     , 2017

Fund	Class N Operating Expense Limit(1)	Class I Operating Expense Limit
TCW/Gargoyle Hedged Value Fund	1.50%	1.25%
TCW/Gargoyle Dynamic 500 Fund	1.25%	1.00%
TCW/Gargoyle Systematic Value Fund	1.15%	0.90%
TCW/Gargoyle Dynamic 500 Collar Fund	1.25%	1.00%
TCW/Gargoyle Dynamic 500 Market-Neutral Fund	1.25%	1.00%
TCW High Dividend Equities Long/Short Fund	1.55%	1.30%
TCW Long/Short Fundamental Value Fund	2.25%	2.00%

(1)	Includes Rule 12b-1 fees paid by Class N shares of the Fund. There are no Rule 12b-1 fees assessable for Class I shares of the Fund.

TCW ALTERNATIVE FUNDS	TCW INVESTMENT MANAGEMENT COMPANY

By:	By:
Name: Patrick W. Dennis	Name: David S. DeVito
Title: Vice President and Assistant Secretary	Title: Executive Vice President and Chief Operating Officer